SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. )(1)


                          One Liberty Properties, Inc.
                                (Name of Issuer)



                     Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)



                                    682406103
                                 (CUSIP Number)




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(1) The  remainder  of this  cover  page  shall be  filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

CUSIP No. 682406103                  13G                    Page 2 of 6 Pages


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   1.  NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       P. Oppenheimer Investment Partnership, L.P.

--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [x]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION


       United States
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            67,600
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             67,600
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       None
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       67,600
--------------------------------------------------------------------------------
  10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*     [ ]


--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       4.3%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON


       PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 6 Pages

CUSIP No. 682406103                  13G                    Page 3 of 6 Pages


--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Oppenheimer & Close, Inc.

--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [x]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION


       United States
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            None
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             None
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       36,800
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       36,800
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       2.5%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON


       IA/BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 3 of 6 Pages

Item 1(a).     Name of Issuer:

               One Liberty Properties, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               60 Cutter Mill Road
               Great Neck, New York  11021

Item 2(a).     Name of Person Filing:

               P. Oppenheimer Investment Partnership and
               Oppenheimer & Close, Inc.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               119 West 57th Street
               Suite 1515
               New York, New York 10019

Item 2(c).     Citizenship:

               P. Oppenheimer Investment Partnership, L.P. is a partnership organized under the laws of the State of Delaware. Oppenheimer & Close, Inc. is a corporation organized under the laws of the State of New York.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $1.00 per share.

Item 2(e).     CUSIP Number:

               682406103

Item 3.        Oppenheimer & Close, Inc. is a broker-dealer registered under
               Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.        Ownership:

               (a) Amount Beneficially Owned: Includes (i) 36,800 shares of Common Stock held by clients of Oppenheimer & Close, Inc., a registered investment advisor, over which Oppenheimer & Close, Inc. exercises investment discretion; (ii) 62,600 shares of Common Stock held by P. Oppenheimer Investment Partnership, L.P. of which Oppvest, LLC is the general partner; and (iii) 5,000 shares of convertible preferred stock held by P. Oppenheimer Investment Partnership, L.P.

               (b)  Percent of Class: 6.8%


                                Page 4 of 6 Pages

               (c) Number of shares as to which such person has sole power to vote or to direct the vote; shared power to vote or to direct the vote; sole power to dispose or to direct the disposition; or shared power to dispose or to direct the disposition: See pages 2 and 3.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

               Not Applicable.




                                Page 5 of 6 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 17, 1998



                                  P. Oppenheimer Investment Partnership, L.P.

                                        By: Oppvest, LLC, General Partner


                                             By: /s/ Mark Close
                                                 -----------------------------
                                                 Name:  Mark Close
                                                 Title: Managing Member


                                            Oppenheimer & Close, Inc.


                                            By:  /s/ Mark Close
                                                 -----------------------------
                                                 Name:  Mark Close
                                                 Title: Managing Director


                                Page 6 of 6 Pages